Exhibit II-7

Towa Real Estate Development Co., Ltd.'s Notice Concerning Revisions to Its Business Forecasts, Write-downs of Its Deferred Tax Assets and Revisions to Its Dividend Projections, dated February 5, 2009.

The above-mentioned foreign language document updates the previously issued fiscal year business forecasts and dividend projections for Towa Real Estate Development Co., Ltd. and describes a write-down of the company's deferred tax assets.